Exhibit 10.1

Employment Agreement

This Employment Agreement (the “Agreement”) is made and entered into as of October 1, 2025, by and between Universal Safety Products, Inc., a Maryland corporation (the “Company”), and Harvey B. Grossblatt (the “Executive”).

Recitals

WHEREAS, the Company is currently engaged in the business of marketing and distributing safety and security products (the “Business”); and

WHEREAS, the Executive has served as the President and Chief Executive Officer of the Company for at least the last 20 years; and

WHEREAS, the Company desires to continue to employ the Executive to perform services as the President and Chief Executive Officer of the Company, and to perform other duties which may be assigned from time to time by the Board of Directors of the Company (the “Board”) from time to time at its discretion;

WHEREAS, the Company and Executive previously entered into an employment agreement, dated April 1, 2003 as thereafter amended and restated (the “Prior Agreement”); and

WHEREAS, the parties wish to enter into this Agreement directly between the Executive and the Company in its entirety, on the terms and conditions contained in this Agreement, which will supersede the Prior Agreement (and which Prior Agreement will terminate simultaneously with the execution of this Agreement) and all prior agreements and understandings between the Executive and the Company, oral or written with respect to its subject matter. Executive will continue to serve as President and Chief Executive Officer and option awards and vesting of options granted to Executive will not be affected by the termination of the Prior Agreement.

NOW, THEREFORE, in consideration of the foregoing, the mutual promises herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree that the Original Agreement is hereby amended and restated in its entirety as follows:

1.              Employment.

(a)            Agreement to Employ. Upon the terms and subject to the conditions of this Agreement, the Company shall hereby employ the Executive and the Executive hereby agrees to be employed by Company.

(b)            Term of Employment. Subject to Section 7, the Company shall employ the Executive pursuant to the terms hereof for the period commencing as of the date hereof and ending on July 31, 2027. The period during which the Executive is employed pursuant to this Agreement, including any renewal thereof shall be referred to as the “Employment Period.”

2.              Position and Duties. During the Employment Period, the Executive shall serve as, and have responsibilities and authority consistent with the position of, President and Chief Executive Officer of the Company, which shall be subject to the discretion of the Board. At the request of the Board, the Executive shall serve as a director, officer or consultant of any subsidiary of the Company or of any other entity in which the Company has an interest (each, a “Subsidiary”), provided that the Executive is indemnified for such service to the same extent as he is indemnified for serving in his capacities on behalf of the Company. The Executive shall diligently and conscientiously devote his full and exclusive business time and attention and best efforts in discharging his duties. Nothing herein shall restrict the Executive from devoting reasonable time and his expertise to charitable or communal activities. The Company shall provide appropriate office space and services to allow the Executive to discharge his duties, consistent with policies established by the Board from time to time.

3.              Compensation.

(a)            Salary. For all services to be rendered by Executive pursuant to this Agreement, the Company agrees to pay Executive during the Employment Period a base salary at an annual rate of $352,286 (“Annual Base Salary”). In addition, the Annual Base Salary as then in effect shall be subject to such further upward adjustments as shall be recommended by the Compensation Committee of the Board (the “Compensation Committee”) and approved by the Board. The Annual Base Salary shall be payable according to the Company’s regular payroll practices and shall be subject to all applicable federal, state and local withholding taxes.

(b)            Bonus. In addition to the Annual Base Salary, and provided the Executive’s employment has not been terminated prior to July 31, 2027 pursuant to Sections 6(b) or 6(h) hereof, the Executive shall receive a bonus equal to the amount determined pursuant to Exhibit A attached hereto and incorporated herein by reference (“Bonus”), which shall be paid by the Company to the Executive (or his estate) as and when requested by the Executive (or his estate) anytime after the “Trigger Date” (as defined on Exhibit A). The Company shall segregate the amount of the Bonus due and hold such amount in escrow pending payment to the Executive (or his estate). The Bonus, when paid, shall be subject to all applicable federal, state and local withholding taxes.

(c)            Stock Options.    In addition to the Annual Base Salary and any Bonus, the Executive shall be eligible to receive grants of options to acquire shares of the Company’s Common Stock, as may be granted from time to time by the Board or a committee thereof.

(d)            Compensation for Other Services. The Executive shall be entitled to retain all cash, stock, options or other compensation paid for his services as a director or officer of any Subsidiary to the same extent such cash, stock, options or other compensation is paid to all similarly situated officers or directors (as the case may be) of the Subsidiary.

(e)            Clawback. All bonus or other incentive-based or equity-based compensation provided to the Executive shall be subject to the Company’s Clawback Policy for Restatements, which is appended hereto as Exhibit B.

4.              Benefits. During the Employment Period, the Company shall provide the Executive with the following benefits:

(a)            Participation by the Executive, and his wife and dependant children in any group health plans sponsored or arranged by the Company for its employees. The full amount of all premiums for such insurance will be paid by the Company. In the event the Executive declines or is ineligible to participate in such group health plans, the Company shall pay to the Executive, no less frequently than quarterly, the amount of such premiums which the Company would have paid for such period had the Executive accepted such participation for himself, his wife and dependant children. Nothing herein shall obligate the Company to continue any health plan currently offered to employees or offered to employees in the future. The Executive agrees to cooperate with the Company and to take all steps reasonably necessary to assist the Company in obtaining such insurance.

(b)            Participation in any retirement plans, disability income insurance and term life insurance policies sponsored or arranged by the Company for its employees from time to time. Nothing herein shall obligate the Company to continue any plan or policy currently offered to employees or offered to employees in the future.

(c)            For each calendar year during the Employment Period, the Company shall contribute the maximum amount permitted by applicable law on behalf of the Executive to the Company’s 401(k) Plan. The Executive shall be entitled to the full amount of this benefit with respect to any calendar year during which the Executive has been employed by the Company for at least 60 days.

(d)            Three weeks per year of paid vacation time plus sick leave and personal leave in accordance with the Company’s policies for senior executive officers. The Executive shall be entitled to the full amount of this benefit with respect to any fiscal year of the Company during which the Executive has been employed by the Company for 60 days.

(e)            Use of a Company owned or leased automobile or, at the Executive’s option, an automobile payment allowance of $1,000 per month. In addition, the Company shall pay for the insurance, fuel and service for such automobile.

(f)             All costs and expenses of a mobile phone for the Executive’s use in connection with the performance of his duties, in accordance with the terms and conditions that the Board shall determine from time to time.

(g)            In addition to the benefit provided under Section 4(a), reimbursement up to a maximum of $30,000 per annum for expenses incurred by the Executive, his wife and dependant children for medical, dental, optical and long-term care and prescription drugs, or third-party payor coverage therefor, which are not reimbursable under any medical coverage for which the premiums are paid by the Company. This amount shall be increased annually by an amount equal to the then-current medical expense reimbursement benefit multiplied by the in the Consumer Price Index for the Greater Baltimore Area (as determined by the U.S. Bureau of Labor Statistics) for the immediately preceding four calendar quarters. All requests by the Executive for such reimbursement must be in writing accompanied by receipts for such amounts.

(h)            Any group employee benefit plans or programs to the extent that he is qualified under the requirements relating to participation in any such plan or program.

(i)             All reasonable legal, accounting and financial planning costs and expenses in connection with estate planning and annual tax return preparation for the Executive and his wife, not to exceed $3,000 in any one-year period.

5.              Business Expenses. The Company shall pay or reimburse the Executive for Business expenses incurred by the Executive during the Employment Period in connection with his employment.

6.              Termination of Employment. Executive’s employment will be terminated in accordance with Sections 6(a) and 6(d), or may be terminated in accordance with Sections 6(b), (b), (c) and (f), as follows:

(a)            The Executive’s employment will be terminated upon the last day of the Employment Period without a renewal.

(b)            The Company may terminate the Executive’s employment hereunder for Cause. For purposes of this Agreement, the Company shall have “Cause” to terminate the Executive’s employment hereunder upon (i) the willful and continued failure by the Executive to substantially perform his duties hereunder (other than any such failure resulting from the Executive’s incapacity due to physical or mental illness or any such actual or anticipated failure after notice of termination given by the Executive pursuant to Section 6(c)), after written demand for substantial performance is delivered by the Company that specifically identifies the manner in which the Company believes the Executive has not substantially performed his duties, which is not cured within 30 days after notice of such failure has been given to the Executive by the Company, (ii) the conviction of, or plea of guilty or nolo contendere to, a felony, or (iii) fraud, dishonesty or gross misconduct by the Executive which is materially injurious to the Company, monetarily or otherwise (including conduct that constitutes competitive activity pursuant to Section 9 hereof). For purposes of this paragraph, no act, or failure to act, on the Executive’s part shall be considered “willful” unless done, or omitted to be done, by him not in good faith and without reasonable belief that his action or omission was in the best interest of the Company.

(c)            The Executive may terminate his employment hereunder for Good Reason for purposes of this Agreement, “Good Reason” shall mean:

(i)            A failure by the Company to comply with any material provision of this Agreement;

(ii)           Any purported termination by the Company of the Executive’s employment other than as permitted under this Agreement (and for purposes of this Agreement no such purported termination shall be effective);

(iii)          The assignment to the Executive of any duties materially inconsistent with his status as the Chief Executive Officer of the Company or a material adverse alteration in the nature or status of his responsibilities in connection with such offices. For purposes of this Agreement, such alteration of the Executive’s duties shall be deemed to have occurred in connection with any reorganization, merger, acquisition or other business combination of the Company unless, in each such instance, the Executive will be the Chief Executive Officer of (A) the Company if it is the surviving entity in any merger, reorganization, acquisition or other business combination with the Company, or (B) the successor entity to the Company in any merger, acquisition or other business combination with the Company.

(iv)          Relocation of the Executive to a location which is not within Baltimore County or the Baltimore City Metropolitan area, except for required travel on the Company’s business to an extent substantially consistent with the Executive’s duties;

(v)           The failure by the Company to continue in effect any compensation or benefit plan in which the Executive participated as of the date hereof and which is material to the Executive’s aggregate compensation and benefits hereunder, unless an equitable arrangement (embodied in an on-going substitute or alternative plan) has been made with respect to such plan, or failure by the Company to continue the Executive’s participation therein (or in such substitute or alternative plan) on a basis not materially less favorable, both in terms of the amount of benefits provided and the level of the Executive’s participation relative to other participants, as existed on the date hereof.

(d)            Executive shall not be entitled to terminate this Agreement for Good Reason unless and until he shall have delivered written notice to the Company within sixty (60) days of the date upon which the facts giving rise to Good Reason occurred of his intention to terminate this Agreement and his employment with the Company for Good Reason, which notice specifies in reasonable detail the circumstances claimed to provide the basis for such termination for Good Reason, and the Company shall not have eliminated the circumstances constituting Good Reason within thirty (30) days of its receipt from the Executive of such written notice.

(e)            The employment of the Executive hereunder will terminate upon his death.

(f)             The Company may terminate the Executive’s employment hereunder if the Executive is Permanently Disabled (as hereafter defined). For purposes of this Agreement, the term “Permanently Disabled” or “Permanent Disability” shall mean (i) becoming permanently disabled as provided in any permanent disability income policy provided by the Company under this Agreement insuring the Executive or (ii) in the absence of any such disability income policy, the inability for a period of six consecutive months, with reasonable accommodation, due to a mental or physical injury, illness or disorder, of Executive to provide substantially all of the services required pursuant to this Agreement to be provided by Executive. Whether or not Executive is Permanently Disabled under subsection (ii) shall be determined by a medical doctor agreed to by Company and Executive. If Company and the Executive cannot agree on such a medical doctor, they shall each, at their own expense, designate an unrelated medical doctor and such medical doctors shall in turn designate a third unrelated medical doctor, whose fee shall be shared equally by Company and Executive. Such medical doctor(s) shall determine whether Executive is Permanently Disabled and shall also determine the date of the commencement and termination, if any, of such Permanent Disability. Such determinations (whether made by unanimous or majority vote of the medical doctors) shall be binding on the parties hereto. If any party (the “Second Party”) fails to select its medical doctor within 30 days after written notice from the other party (the “First Party”) of the appointment of the First Party’s medical doctor, then the First Party’s medical doctor shall determine whether Executive is Permanently Disabled and shall also determine the date of the commencement and termination, if any, of such Permanent Disability.

(g)            The Executive may terminate his employment hereunder on 30 days advance written notice at any time within 24 months following a Change of Control, as defined in Exhibit C attached hereto and incorporated herein by reference (a “Change of Control”).

(h)            The Executive may terminate his employment hereunder on six months’ advance written notice at any time.

(i)             Any termination of the Executive’s employment hereunder by the Company or the Executive (other than termination by reason of the Executive’s death) shall be communicated by written notice to the other party in accordance with Section 10(f). Each such notice shall indicate the specific termination provision of this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive’s employment under the provision so indicated. If, within thirty (30) days following any written notice of termination, the party receiving the notice notifies the other party in writing that a dispute exists concerning the termination, which notice sets forth in reasonable detail the basis for such dispute, the termination will not be effective until the date when the dispute is finally determined, either by mutual written agreement of the parties, by a binding and final arbitration award or by a final judgment, order or decree of a court of competent jurisdiction (the time for appeal therefrom having expired and no appeal having been perfected).

7.              Effect of Termination.

(a)            In the event that Executive’s employment is terminated for any reason, Executive shall be paid on the payroll date next following the date of termination, all compensation, and reimbursement of all expenses, for the Employment Period accruing through the effective date of termination of employment.

(b)            In the event the Executive’s employment hereunder is terminated pursuant to Section 6(c), the Executive shall be entitled to receive in addition to the payment under Section 7(a), (A) a lump sum severance payment in an amount equal to the previous 12 months’ Annual Base Salary, and (B) for a period of three years following the termination, the benefits set forth in Sections 4(a) and 4(g) and an amount in cash, payable on the first, second and third anniversaries of the termination, equal to the benefit which would have been payable under Section 4(c) had such benefit continued.

(c)            In the event the Executive’s employment is terminated by the Company or its successor following or in anticipation of a Change of Control, or in the event the Executive’s employment is terminated by the Executive pursuant to Section 6(g), the Executive shall be entitled to receive, in addition to the payment under Section 7(a), a lump sum payment in an amount equal to the Annual Base Salary for the balance of the Employment Period. For a period of three years following the end of the Employment Period, the Executive shall also receive the benefits set forth in Sections 4(a) and 4(g) and an amount in cash, payable on the anniversary of the termination, equal to the benefit which would have been payable under Section 4(c) had such benefit continued. In addition, the Executive shall be entitled to receive three times the previous 12 months’ Annual Base Salary, provided, however, the aggregate present value of severance payments pursuant to this Section 7(d) (plus any payments under any other plan of the Company and its affiliates which are contingent on a change of control), determined in accordance with §280G of the Internal Revenue Code of 1986, as amended, or any corresponding provision of any succeeding law, may not exceed 2.99 times the Executive’s average annual taxable compensation from the Company or its affiliates which is included in the Executive’s gross income for the five taxable years of the Company ending before the date on which the change of control occurs. All amounts to be paid pursuant to this Section 7(c) shall be payable concurrently with the delivery by the Company or its successor to the Executive of the written notice of termination or within 30 days following termination by the Executive, as the case may be.

(d)            In the event the Executive’s employment is terminated pursuant to Section 6(e), the Executive’s estate shall be entitled to receive:

(i)            A lump sum payment in an amount equal to the sum of (i) the Executive’s then current Annual Base Salary for the greater of (A) the balance of the Employment Period or (B) one year, in either case reduced by any individual life insurance benefits the premiums for which are paid for by the Company and (ii) an amount in cash equal to the benefit under Section 4(c) for the last completed fiscal year of the Company, payable within 15 days following receipt by the Company of insurance proceeds on the life of the Executive or, if there is no such insurance, within 30 days following the date of death. The Company will exercise its best efforts to promptly collect any such insurance proceeds.

(ii)           The continuation of the benefits set forth in Sections 4(a) and 4(f) for the longer of (A) the balance of the Term, or (B) three years following the date of the Executive’s death; provided, however, that if the terms of the group health plans sponsored or arranged by the Company for its employees limit the length of time during which the benefit set forth in Section 4(a) may be provided, the Company shall pay to the Executive’s estate with respect to any period during which such benefit may not be provided, no less frequently than quarterly, a sum equal to the amount of the premiums which the Company would have paid for such period had the benefit set forth in Section 4(a) continued.

In the event the Executive’s employment is terminated pursuant to Sections 6(c) and thereafter the Executive dies, the provisions of Section 7(b) shall control.

(e)            In the event the Executive’s employment is terminated pursuant to Section 6(f), the Executive shall be entitled to receive:

(i)            The continuation of the payment of the Executive’s then current Annual Base Salary for the balance of the Employment Period, reduced by any group or individual disability income insurance benefits the premiums for which are paid for by the Company and Social Security disability benefits paid to the Executive. The net amount payable hereunder shall be paid according to the Company’s regular payroll practices; and

(ii)           The continuation of the benefits set forth in Sections 4(a) and 4(f), and an amount in cash, payable on the anniversary of the termination, equal to the benefit which would have been payable under Section 4(c) had such benefit continued, for the longer of (A) the balance of the Employment Period, or (B) three years following the date of the Executive’s Permanent Disability; provided, however, that if the terms of the group health plans sponsored or arranged by the Company for its employees limit the length of time during which the benefit set forth in Section 4(a) may be provided, the Company shall pay to the Executive with respect to any period during which such benefit may not be provided, no less frequently than quarterly, a sum equal to the amount of the premiums which the Company would have paid for such period had the benefit set forth in Section 4(a) continued.

(f)            All amounts paid under Sections 7(b) or (c) shall be increased by an amount so that when the total amount paid is reduced by federal, state, and local income taxes computed at the highest marginal rates applicable to an individual residing in the state in which the Executive resided at the time of termination, the net amount is equal to the amount contemplated by Sections 7(b) or (c), as the case may be.

(g)            As a condition, and in consideration, of the payment of any amounts under Sections 7(b) - (f), the Executive or his estate, as the case may be, shall execute a release which shall fully, forever, irrevocably and unconditionally release, remise and discharge the Company, its subsidiaries and successors-in-interest, and its officers, directors, stockholders, predecessors, corporate affiliates, agents and employees (each in their individual and corporate capacities) (hereinafter, the “Released Parties”) from any and all claims, charges, complaints, demands, actions, causes of action, suits, rights, debts, sums of money, costs, accounts, reckonings, covenants, contracts, agreements, promises, doings, omissions, damages, executions, obligations, liabilities, and expenses (including reasonable attorneys’ fees and costs), of every kind and nature which the Executive or his estate, as the case may be, ever had or then has against the Released Parties arising out of the Executive’s employment with the Company, including, but not limited to, all employment discrimination claims under Title VII of the Civil Rights Act of 1964, 42 U.S.C. §2000e, et seq., the Age Discrimination in Employment Act, 29 U.S.C. §621 et seq., the Americans With Disabilities Act of 1990, 42 U.S.C., §12101 et seq., the Rehabilitation Act of 1973, 29 U.S.C. §701 et seq., the Fair Employment Practices Act, and the Human Rights Act, all as amended and all claims arising out of the Fair Credit Reporting Act, 15 U.S.C. §1681 et seq., and the Employee Retirement Income Security Act of 1974, 29 U.S.C. §1001.

8.              Company Obligations. The amounts payable to the Executive pursuant to Section 7 following termination of his employment shall be in addition to any rights the Executive may have with respect to previously granted stock options and any rights the Executive may have arising from claims of breaches by the Company of the terms of this Agreement.

9.              Restrictive Covenants.

(a)            Non-competition. During the Employment Period and any additional period during which the Executive receives compensation from the Company pursuant to Section 7, the Executive will not directly or indirectly, either as principal, agent, employee, or in any other capacity, enter into or engage in any business in which the Company is engaged during the Employment Period.

(b)            Confidentiality. During the Employment Period and at all times after the termination of this Agreement for any reason, the Executive will not disclose to any third party any trade secrets, customer lists or other confidential information pertaining to the Business of the Company.

(c)            Company Property. Promptly following the Executive’s termination of employment for any reason, the Executive shall return to the Company all property of such entity, and originals and any copies thereof in the Executive’s possession or under his control, including all confidential information and trade secrets, in whatever media or in whatever form.

(d)            Non-solicitation of Employees. During the Employment Period and any additional period during which the Executive receives compensation from the Company pursuant to Section 7, the Executive shall not directly or indirectly induce any management or supervisor-level employee of the Company or any of its affiliates to terminate employment with such entity, and will not directly or indirectly, either individually or as owner, agent, employee, consultant or otherwise, employ or offer employment to any person who is or was employed by the Company or a subsidiary thereof as a management or supervisor-level employee unless such person shall have ceased to be employed by such entity for a period of at least three months.

(e)            Injunctive Relief with Respect to Covenants. The Executive acknowledges and agrees that the covenants and obligations of the Executive with respect to non-competition, non-solicitation, confidentiality and Company property relate to special, unique and extraordinary matters and that a violation of any of the terms of such covenants and obligations will cause the Company and its subsidiaries irreparable injury for which adequate remedies are not available at law. Therefore, the Executive agrees that the Company and its subsidiaries shall be entitled to an injunction, restraining order or such other equitable relief as a court of competent jurisdiction may deem necessary or appropriate to restrain the Executive from committing any violation of the covenants and obligations contained in this Section. These injunctive remedies are cumulative and are in addition to any other rights and remedies the Company or its subsidiaries may have at law or in equity. In the event (i) the enforceability of any of the covenants contained in this Section is challenged by Executive in any judicial proceeding, (ii) Executive is not enjoined in such proceeding from breaching such covenant, and (iii) Executive does, in fact breach such covenant, then, if a court of competent jurisdiction determines that the challenged covenant is enforceable, the time period set forth in such covenant shall be deemed tolled upon the initiation of such proceeding until the dispute is finally resolved and all periods of appeal have expired.

10.            Arbitration. Any dispute to be submitted to binding arbitration pursuant to the terms of this Agreement shall be submitted to binding arbitration in Baltimore, Maryland, in accordance with the rules and procedures of the American Arbitration Association. The arbitrator’s decision will be final and may be enforced through any court having jurisdiction. All proceedings before the arbitrator(s) shall be confidential and neither arbitrating party shall comment to any third party on the arbitration or subject matter of the arbitration except as required to permit the conduct of the arbitration. The arbitrator(s) shall award to a prevailing party in the arbitration the cost of such prevailing party’s reasonable attorneys’ fees, arbitration expenses and other expenses reasonably incurred in connection with the dispute or disputes being reviewed by the arbitrator(s). Furthermore, if a party files a judicial action alleging claims subject to arbitration under this Agreement, and another arbitrating party successfully stays the judicial action and/or compels arbitration of the claims, the party bringing the claims in court will pay the other party’s costs and expenses, including attorneys’ fees. the parties hereby waive the right to trial by jury in any action or other proceeding brought to enforce or otherwise relating to this agreement.

11.            Miscellaneous.

(a)            Binding Effect. This Agreement shall be binding on the Company and any person or entity which succeeds to the interest of the Company (regardless of whether such succession occurs by operation of law, by reason of the sale of all or a portion of the Company’s stock or assets or a merger, consolidation or reorganization involving the Company). This Agreement shall also inure to the benefit of the Executive’s heirs, executors, administrators and legal representatives.

(b)            Assignment. Neither this Agreement nor any of the rights or obligations hereunder shall be assigned or delegated by either party hereto without the prior written consent of the other party.

(c)            Entire Agreement. This Agreement supersedes any and all prior agreements between the parties hereto, including, without limitation, the Prior Agreement, and constitutes the entire agreement between the parties hereto with respect to the matters referred to herein, and no other agreement, oral or otherwise, shall be binding between the parties unless it is in writing and signed by the party against whom enforcement is sought. For the sake of clarity, any equity compensation award agreements to which the Company and Executive are bound on the date hereof shall remain in effect in accordance with their respective terms, except as modified by Section 7. There are no promises, representations, inducements or statements between the parties other than those that are expressly contained herein. The Executive acknowledges that he is entering into this Agreement of his own free will and accord, and with no duress, that he has read this Agreement and that he understands it and its legal consequences. No parol or other evidence may be admitted to alter, modify or construe this Agreement, which may be changed only by a writing signed by the parties hereto.

(d)            Severability; Reformation. In the event that one or more of the provisions of this Agreement shall become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby. In the event any of Section 9(a), (b), (c), (d) or (e) is not enforceable in accordance with its terms, the Executive and the Company agree that such Section, or such portion of such Section, shall be reformed to make it enforceable in a manner which provides the Company the maximum rights permitted under applicable law.

(e)            Waiver. Waiver by either party hereto of any breach or default by the other party of any of the terms of this Agreement shall not operate as a waiver of any other breach or default, whether similar to or different from the breach or default waived. No waiver of any provision of this Agreement shall be implied from any course of dealing between the parties hereto or from any failure by either party hereto to assert its or his rights hereunder on any occasion or series of occasions.

(f)            Notices. Any notice required or desired to be delivered under this Agreement shall be in writing and shall be delivered personally, by courier service, by registered mail, return receipt requested, or by telecopy and shall be effective upon dispatch to the party to whom such notice shall be directed, and shall be addressed as follows (or to such other address as the party entitled to notice shall hereafter designate in accordance with the terms hereof):

If to the Company:	Universal Safety Products, Inc.
11407 Cronhill Drive, Suite A
Owings Mills, Maryland 21117
Attention: Chairman of the Compensation Committee

If to the Executive:	Harvey B. Grossblatt
such address currently in the Company’s records

(g)            Amendments. This Agreement may not be altered, modified or amended except by a written instrument signed by each of the parties hereto.

(h)            Headings. Headings to sections in this Agreement are for the convenience of the parties only and are not intended to be part of or to affect the meaning or interpretation hereof.

(i)             Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but both of which together shall constitute one and the same Agreement.

(j)             Withholding. Any payments provided for herein shall be reduced by any amounts required to be withheld by the Company from time to time under applicable federal, state or local income or employment tax laws or similar statutes or other provisions of law then in effect.

(k)            Governing Law. This Agreement shall be governed by the laws of the State of Maryland, without reference to principles of conflicts or choice of law under which the law of any other jurisdiction would apply.

(l)             Context. Unless the context of this Agreement clearly requires otherwise, references to the plural include the singular, to the singular include the plural, to the part include the whole, and to the male gender shall also pertain to the female and neuter genders and vice versa. The term “including” is not limiting, and the term “or” has the inclusive meaning represented by the phrase “and/or”. The words “hereof,” “herein,” “hereby”, “hereto”, “hereunder” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement. Section and Exhibit and clause references are to this Agreement unless otherwise specified.

[signature page follows]

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by its duly authorized officer and the Executive has hereunto set his hand as of the day and year first above written.

WITNESS:	The Company:

Universal Safety Products, Inc.

	By:	/s/ James B. Huff
James B. Huff
Vice President

The Executive:

/s/ Harvey B. Grossblatt
Harvey B. Grossblatt

EXHIBIT A

Bonus Formula

For purposes of the Bonus calculation, the following terms have the following meanings:

“Capital Raise” means the sale, in one or more related or unrelated transactions, of equity or equity-linked securities from the date of this Agreement and prior to July 31, 2027.

“Trigger Date” means the date or dates, from time to time, on which the Company receives proceeds from the Capital Raise equal to or exceeding the Gross Proceeds Amount set forth below.

The parties acknowledge that the Executive will not have a role in assisting in the Capital Raise and any Bonus payable is solely in recognition of past services to the Company.

Provided that gross proceeds to the Company from the Capital Raise (“Gross Proceeds”) is at least $100 million, the Bonus will be as follows:

Gross Proceeds Amount	Total Bonus
$100 million	$2.5 million
$200 million	$3.5 million, less any amount of Bonus previously paid
$300 million	$4.5 million, less any amount of Bonus previously paid
$400 million	$5.5 million, less any amount of Bonus previously paid
$500 million	$6.5 million, less any amount of Bonus previously paid
$600 million	$7.5 million, less any amount of Bonus previously paid
$700 million	$8.5 million, less any amount of Bonus previously paid
$800 million	$9.0 million, less any amount of Bonus previously paid
$900 million	$9.5 million, less any amount of Bonus previously paid
$1 billion	$10 million, less any amount of Bonus previously paid

EXHIBIT B

UNIVERSAL SAFETY PRODUCTS, INC.

Erroneously Awarded Compensation Policy

The Board of Directors (the “Board”) of UNIVERSAL SECURITY INSTRUMENTS, INC. (the “Company”) believes that it is in the best interests of the Company and its shareholders to adopt this Erroneously Awarded Compensation Policy (the “Policy”), which provides for the recovery of certain incentive compensation in the event of an Accounting Restatement (as defined below). This Policy is designed to comply with, and shall be interpreted to be consistent with, Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 promulgated under the Exchange Act (“Rule 10D-1”) and Section 811 of the NYSE American Company Guide (the “Listing Standards”).

1.	Administration.

Except as specifically set forth herein, this Policy shall be administered by the Board or, if so designated by the Board, a committee thereof (the Board or such committee charged with administration of this Policy, the “Administrator”).  The Administrator is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy. Any determinations made by the Administrator shall be final and binding on all affected individuals and need not be uniform with respect to each individual covered by the Policy. In the administration of this Policy, the Administrator is authorized and directed to consult with the full Board or such other committees of the Board, such as the [Audit Committee or the Compensation Committee], as may be necessary or appropriate as to matters within the scope of such other committee’s responsibility and authority.

Subject to any limitation at applicable law, the Administrator may authorize and empower any officer or employee of the Company to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy (other than with respect to any recovery under this Policy involving such officer or employee).

2.	Definitions.

As used in this Policy, the following definitions shall apply:

●	“Accounting Restatement” means an accounting restatement of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

●	“Administrator” has the meaning set forth in Section 1 hereof.

●	“Applicable Period” means the three completed fiscal years immediately preceding the date on which the Company is required to prepare an Accounting Restatement, as well as any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years (except that a transition period that comprises a period of at least nine months shall count as a completed fiscal year). The “date on which the Company is required to prepare an Accounting Restatement” is the earlier to occur of (a) the date the Audit Committee of the Board concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement or (b) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement, in each case regardless of if or when the restated financial statements are filed.

●	“Covered Executives” means the Company’s current and former executive officers, as determined by the Administrator in accordance with the definition of executive officer set forth in Rule 10D-1 and the Listing Standards.

●	“Erroneously Awarded Compensation” has the meaning set forth in Section 5 of this Policy.

●	A “Financial Reporting Measure” is any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measure. Financial Reporting Measures include but are not limited to the following (and any measures derived from the following): Company stock price; total shareholder return (“TSR”); revenues; net income; operating income; profitability of one or more reportable segments; financial ratios (e.g., accounts receivable turnover and inventory turnover rates); earnings before interest, taxes, depreciation and amortization (“EBITDA”); funds from operations and adjusted funds from operations; liquidity measures (e.g., working capital, operating cash flow); return measures (e.g., return on invested capital, return on assets); earnings measures (e.g., earnings per share); sales per square foot or same store sales, where sales is subject to an Accounting Restatement; revenue per user, or average revenue per user, where revenue is subject to an Accounting Restatement; cost per employee, where cost is subject to an Accounting Restatement; any of such financial reporting measures relative to a peer group, where the Company’s financial reporting measure is subject to an Accounting Restatement; and tax basis income. A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the Securities Exchange Commission.

●	“Incentive-Based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure. Incentive-Based Compensation is “received” for purposes of this Policy in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of such Incentive-Based Compensation occurs after the end of that period.

3.	Covered Executives; Incentive-Based Compensation.

This Policy applies to Incentive-Based Compensation received by a Covered Executive (a) after beginning services as a Covered Executive; (b) if that person served as a Covered Executive at any time during the performance period for such Incentive-Based Compensation; and (c) while the Company had a listed class of securities on a national securities exchange.

4.	Required Recoupment of Erroneously Awarded Compensation in the Event of an Accounting Restatement.

In the event the Company is required to prepare an Accounting Restatement, the Company shall promptly recoup the amount of any Erroneously Awarded Compensation received by any Covered Executive, as calculated pursuant to Section 5 hereof, during the Applicable Period.

5.	Erroneously Awarded Compensation: Amount Subject to Recovery.

The amount of “Erroneously Awarded Compensation” subject to recovery under the Policy, as determined by the Administrator, is the amount of Incentive-Based Compensation received by the Covered Executive that exceeds the amount of Incentive- Based Compensation that would have been received by the Covered Executive had it been determined based on the restated amounts.  Erroneously Awarded Compensation shall be computed by the Administrator without regard to any taxes paid by the Covered Executive in respect of the Erroneously Awarded Compensation.

By way of example, with respect to any compensation plans or programs that take into account Incentive-Based Compensation, the amount of Erroneously Awarded Compensation subject to recovery hereunder includes, but is not limited to, the amount contributed to any notional account based on Erroneously Awarded Compensation and any earnings accrued to date on that notional amount.

For Incentive-Based Compensation based on stock price or TSR: (a) the Administrator shall determine the amount of Erroneously Awarded Compensation based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or TSR upon which the Incentive-Based Compensation was received; and (b) the Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to the New York Stock Exchange (“NYSE”).

6.	Method of Recoupment.

The Administrator shall determine, in its sole discretion, the timing and method for promptly recouping Erroneously Awarded Compensation hereunder, which may include without limitation (a) seeking reimbursement of all or part of any cash or equity-based award, (b) cancelling prior cash or equity-based awards, whether vested or unvested or paid or unpaid, (c) cancelling or offsetting against any planned future cash or equity-based awards, (d) forfeiture of deferred compensation, subject to compliance with Section 409A of the Internal Revenue Code and the regulations promulgated thereunder and (e) any other method authorized by applicable law or contract. Subject to compliance with any applicable law, the Administrator may affect recovery under this Policy from any amount otherwise payable to the Covered Executive, including amounts payable to such individual under any otherwise applicable Company plan or program, including base salary, bonuses or commissions and compensation previously deferred by the Covered Executive.

The Company is authorized and directed pursuant to this Policy to recoup Erroneously Awarded Compensation in compliance with this Policy unless the [Compensation Committee of the Board]8 has determined that recovery would be impracticable solely for the following limited reasons, and subject to the following procedural and disclosure requirements:

●	The direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Administrator must make a reasonable attempt to recover such erroneously awarded compensation, document such reasonable attempt(s) to recover and provide that documentation to NYSE;

●	Recovery would violate home country law of the issuer where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law of the issuer, the Administrator must satisfy the applicable opinion and disclosure requirements of Rule 10D-1 and the Listing Standards; or

●	Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

7.	No Indemnification of Covered Executives.

Notwithstanding the terms of any indemnification or insurance policy or any contractual arrangement with any Covered Executive that may be interpreted to the contrary, the Company shall not indemnify any Covered Executives against the loss of any Erroneously Awarded Compensation, including any payment or reimbursement for the cost of third-party insurance purchased by any Covered Executives to fund potential clawback obligations under this Policy.

8.	Administrator Indemnification.

Any members of the Administrator, and any other members of the Board who assist in the administration of this Policy, shall not be personally liable for any action, determination or interpretation made with respect to this Policy and shall be fully indemnified by the Company to the fullest extent under applicable law and Company policy with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the members of the Board under applicable law or Company policy.

9.	Effective Date; Retroactive Application.

This Policy shall be effective as of December 1, 2023 (the “Effective Date”). The terms of this Policy shall apply to any Incentive-Based Compensation that is received by Covered Executives on or after the Effective Date, even if such Incentive-Based Compensation was approved, awarded, granted or paid to Covered Executives prior to the Effective Date. Without limiting the generality of Section 6 hereof, and subject to applicable law, the Administrator may affect recovery under this Policy from any amount of compensation approved, awarded, granted, payable or paid to the Covered Executive prior to, on or after the Effective Date.

10.	Amendment; Termination.

The Board may amend, modify, supplement, rescind or replace all or any portion of this Policy at any time and from time to time in its discretion, and shall amend this Policy as it deems necessary to comply with applicable law or any rules or standards adopted by a national securities exchange on which the Company’s securities are listed.

11.	Other Recoupment Rights; Company Claims.

The Board intends that this Policy shall be applied to the fullest extent of the law. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company under applicable law or pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

Nothing contained in this Policy, and no recoupment or recovery as contemplated by this Policy, shall limit any claims, damages or other legal remedies the Company or any of its affiliates may have against a Covered Executive arising out of or resulting from any actions or omissions by the Covered Executive.

12.	Successors.

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

13.	Exhibit Filing Requirement.

A copy of this Policy and any amendments thereto shall be posted on the Company’s website and filed as an exhibit to the Company’s annual report on Form 10-K.

[end of policy]

EXHIBIT C

Change of Control

For the purposes of this Agreement, a “Change of Control” means the occurrence of any one or more of the following events:

(i)             the accumulation (if over time, in any consecutive twelve (12) month period), whether directly, indirectly, beneficially or of record, by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended) of 50.1% or more of the shares of the outstanding Common Stock of the Company, whether by merger, consolidation, sale or other transfer of shares of Common Stock (other than a merger or consolidation where the stockholders of the Company prior to the merger or consolidation are the holders of a majority of the voting securities of the entity that survives such merger or consolidation);

(ii)            During any period of two consecutive years, individuals (the “Continuing Directors”) who at the beginning of such period constitute the Board of Directors of the Company (the “Existing Board”) cease for any reason to constitute at least two-thirds thereof, provided that any individual whose election or nomination for election as a member of the Existing Board was approved by a vote of at least two-thirds of the Continuing Directors then in office shall be considered a Continuing Director. The decision of the Continuing Directors as to whether or not a Change in Control has occurred shall be conclusive and binding on all parties.

(iii)           The sale or other disposition of all or substantially all of the assets of the Company in one transaction or a series of transactions (other than financing arrangements).

(iv)           Any other “business combination” (as defined in Section 3-601(e) of the Maryland General Corporation Law) involving the Company and any person or entity, including any of the equity owners as of the date hereof, whether or not such person or entity is an “interested stockholder” under that statute.